Filed by Genuine Parts Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genuine Parts Company

Subject Company: Genuine Parts Company

SEC File No.: 001-05690

Date: April 12, 2018

The following FAQ was distributed by Genuine Parts Company to customers of the S.P. Richards business:

 Customer FAQ

1.	What was announced?

•	Today, we announced a definitive agreement to combine the S.P. Richards business with Essendant, a leading distributor of business products.

•	Together, S.P. Richards and Essendant will form a stronger, more competitive company with greater scale and service capabilities and an enhanced ability to support our customers.

2.	Who is Essendant?

•	Essendant is a leading distributor of business products headquartered in Deerfield, IL.

•	Essendant provides its customers with access to over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture.

•	Like S.P. Richards, Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses.

•	Essendant shares our passion for serving customers and has a long history of delivering business products to growing businesses, a record we look forward to continuing together as an even stronger combined company.

3.	Why is S.P. Richards combining with Essendant?

•	Combining S.P. Richards with Essendant will form a stronger, more competitive company with greater scale and service capabilities and an enhanced ability to help our customers succeed in the face of a challenging and rapidly evolving market.

•	Bringing together leadership and operational expertise from Essendant and S.P. Richards will create a company able to harness each business’ unique strengths and capitalize on opportunities, including stronger partnerships and ability to invest, optimized product offerings and a consolidated distribution network.

•	Importantly, both businesses have highly complementary cultures, unique talent and operational expertise.

4.	How will this merger benefit customers?

•	The transaction will form a stronger, more competitive company with greater scale and service capabilities and an enhanced ability to support our customers.

•	Both S.P. Richards and Essendant serve a diverse group of customers, including independent resellers, national resellers and e-commerce businesses, all of which will greatly benefit from our combined company’s optimized assortment of branded and private-label products across a broad set of categories.

•	The combined company will also have an enhanced ability to develop and offer innovative solutions in value-added marketing and analytics services to strengthen independent reseller relationships and drive demand.

•	Essendant shares our passion for serving customers and has a long history of delivering business products to growing businesses – a record we look forward to continuing together as an even stronger combined company.

•	Combining the resources, leadership, operational expertise and the unique strengths of both S.P. Richards and Essendant will better position us to compete and help our customers succeed in the face of a challenging and rapidly evolving business products market.

Customer FAQ

5.	When will the merger be completed?

•	We expect this transaction to close before the end of 2018, subject to customary closing conditions and regulatory approvals.

•	Until then, S.P. Richards remains a Genuine Parts Company business and will continue to operate independently from Essendant. In short, it is business as usual at S.P. Richards.

6.	Will there be any changes to customer program agreements as a result of this transaction? Will my S.P. Richards contacts change?

•	We will continue to honor the terms of our existing program agreements as part of the normal course of business. There have been no changes to our agreements or pricing as a result of this news.

•	Until the transaction closes, S.P. Richards will remain a part of Genuine Parts Company, and S.P. Richards and Essendant will continue to operate independently. In short, it is business as usual at S.P. Richards.

•	Your S.P. Richards contacts will remain the same, so please do not hesitate to reach out to them with any additional questions.

•	All S.P. Richards program agreements will continue in the normal course and there will be no changes in how we work with our customers.

•	Essendant has the same deep focus on customer engagement as S.P. Richards. Customers can expect the same quality of service and products that they have come to rely on from S.P. Richards.

7.	What are the integration plans? Will you be closing distribution centers?

•	In the coming weeks, S.P. Richards and Essendant will form an integration planning team consisting of leaders from both organizations to determine how best to bring our two businesses together.

•	We are fully focused on facilitating a seamless transition that supports new growth strategies and enhances our relationships with our customers.

•	Our greatest priority will continue to be our customers, and we remain committed to providing you with the same quality products and service you have come to rely on, just as we always have.

8.	What happens to pricing and product offerings after the transaction closes? Will you retain the S.P. Richards brands?

•	We will continue to honor the terms of our existing program agreements as part of the normal course of business. There have been no changes to our agreements or pricing as a result of this news.

•	Both businesses enjoy solid branded and private-label products businesses. Our customers will greatly benefit from our combined company’s optimized assortment of branded and private-label products across a broad set of categories and enhanced ability to develop and offer innovative solutions.

•	We look forward to bringing together the strengths of our businesses and capitalizing on the opportunities inherent in this combination to succeed in a competitive market and drive enhanced value for our customers.

9.	Who will lead the combined company?

•	The combined company will be led by a proven team that reflects the management strengths and capabilities of both businesses.

•	Upon close of the transaction, Ric Phillips and Janet Zelenka of Essendant will respectively serve as Chief Executive Officer and Chief Financial Officer of the combined company, and Rick Toppin, S.P. Richards’ current CEO, will serve as Chief Operating Officer.

Customer FAQ

10.	What will happen to the S.P. Richards name?

•	The new company will be called Essendant.

•	Additional information will be shared as we move through the review process.

11.	Where will the company be headquartered?

•	The new company will have dual headquarters in Atlanta, GA and Deerfield, IL.

12.	Where can I find out more information?

•	Please do not hesitate to reach out to your normal S.P. Richards contact with any additional questions.

•	We will keep customers informed of key milestones as we work to complete this transaction. It’s important to remember that until this transaction is finalized. In short, it is business as usual at S.P. Richards.

Customer FAQ

Cautionary Statement

This document contains forward-looking statements, including statements regarding the proposed business combination transaction between Genuine Parts Company (“GPC”) and Essendant, Inc. (“Essendant”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of GPC and Essendant to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of GPC and Essendant to terminate the Merger Agreement; negative effects of the announcement or the consummation of the transaction on the market price of GPC’s or Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see GPC’s and Essendant’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC and other written statements made by GPC and/or Essendant from time to time. The forward-looking information herein is given as of this date only, and neither GPC nor Essendant undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc. (“SpinCo”) a wholly owned subsidiary of GPC created for the proposed transaction, will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from GPC or Essendant. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900.

Participants in the Solicitation

GPC, Essendant and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.